Canadian Gold Hunter Corp.
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.intlcurator.com

06019434

November 2, 2006

RECEIVED DEC 2006 PROCESSING SECTION

FILE NO: 82-1540

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs: Int'l Curator Resources Ltd

Re: Press Release dated November 2, 2006

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

CANADIAN GOLD HUNTER CORP.

S Shane

Sophia Shane,
Corporate Development

PROCESSED
DEC 22 2006
THOMSON
FINANCIAL

Enc.

12/21

CANADIAN GOLD HUNTER CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.canadiangoldhunter.com

NEWS RELEASE

CANADIAN GOLD HUNTER ANNOUNCES 100 METRE EXTENSION OF THE DONNELLY ZONE TO THE EAST AT THE GJ/KINASKAN PROJECT

November 2, 2006 (CGH – TSX) ... Canadian Gold Hunter Corp. (the "Company") is pleased to announce additional results from the summer diamond drill program on the GJ/Kinaskan copper-gold project in northern British Columbia. Holes CGH-06-122 and 123 have extended the Donnelly Zone an additional 100 metres to the east where the zone is very shallow and "airing out". The Donnelly Zone copper-gold mineralization has now been traced for 1770 metres in an east-west direction from hole 06-104 in the west to hole 06-123 in the east.

In addition, deep drilling on the western and central portions of the Donnelly Zone continues to intersect broad zones of copper-gold mineralization at depth. Hole CGH-110 intersected 256.0 metres grading 0.211% copper and 0.354 g/t gold.

Results have also been received for reconnaissance holes CGH-06-109,111-121 & 124. These holes were all drilled to test IP anomalies and, although none of them intersected significant mineralization, a number did intersect altered rocks with anomalous gold and copper values, which warrant follow up.

The drill program on the Donnelly Zone, the Donnelly North Zone and reconnaissance targets was completed on September 30th. This program totaled 18,133 metres in 62 drill holes. Assay results from 48 drill holes have been reported leaving an additional 14 holes to report. It is expected that complete results will be available in about three weeks.

CGH is engaged in gold exploration focused on Canadian projects. The Company has a 100% interest in the GJ/Kinaskan project.

The Company also completed drilling its Manson Creek gold project in central B.C. on October 21st. Assay results from Manson Creek are not expected until early December as the assay lab is still backlogged.

The 2006 drill program and sampling protocol are being supervised by qualified person David Mehner, P.Geo., Project Geologist for Canadian Gold Hunter. Appropriate quality control and quality assurance protocols are utilized on the program. Standard reference samples are inserted in each batch of assays. The Canadian Gold Hunter drill samples are analyzed for gold by fire assay and for copper and silver by "ICP" at ALS Chemex in North Vancouver, B. C., Canada. Drill core samples are prepared and analyzed by ALS Chemex in accordance with industry standards. Drill results and technical data are reviewed by Dr. Giles Peatfield, P.Eng., a Qualified Person pursuant to NI 43-101, prior to release. Dr. Peatfield is independent of the Company. True thicknesses are not accurately known at this time; in some cases they may be less than the core lengths reported.

This News Release contains forward looking statements which are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward looking statements. The Company does not intend to update this information and disclaims any legal liability to the contrary.

ON BEHALF OF THE BOARD

Richard J. Bailes
President

For further information, please contact: Sophia Shane, Corporate Development (604) 689-7842

GJ PROJECT										
2006 Donnelly Zone Results										
Drill Hole	Section	Northing	Azimuth/Dip	Hole Depth	From	To	Interval	Cu	Au	Ag
				(metres)	(metres)	(metres)	(metres)	%	g/t	g/t
CGH-06-105	8545E	9890N	357^0 / -45^0	499.9	No significant intercepts					
CGH-06-106	9060E	10170N	360^0 / -45^0	207.3	100.6	176.8	76.2	0.244	0.167	2.4
incl.					155.5	176.8	21.3	0.411	0.184	4.8
CGH-06-107	9290E	9745N	347^0 / -50^0	451.1	348.6	438.9	90.3	0.202	0.290	1.9
incl.					402.3	429.8	27.4	0.325	0.432	2.3
CGH-06-108	9430E	9920N	353^0 / -60^0	439.4	118.9	374.9	256.0	0.200	0.261	2.3
incl.					271.3	374.9	103.6	0.276	0.406	3.2
and incl.					344.4	374.9	30.5	0.397	0.685	3.2
CGH-06-110	9570E	9885N	359^0 / -50^0	470.9	189.0	445.0	256.0	0.211	0.354	2.1
incl.					262.1	326.1	64.0	0.287	0.553	2.7
and incl.					405.4	445.0	39.6	0.370	0.497	2.7
CGH-06-122	10200E	10080N	178^0 / -45^0	89.9	18.4	42.1	23.8	0.222	0.086	1.4
CGH-06-123	10200E	10090N	359^0 / -45^0	75.3	30.9	52.8	21.9	0.267	0.274	1.6


IP Chargeability High
%Cu/g/t Au
metres
Donnelly North Zone,
Open in all Directions
Donnelly Zone
IP Chargeability High
CASSIAR
GJ/Kinaskan
STEWART
SMITHERS
BRITISH COLUMBIA
VANCOUVER
0.24/0.17
76.2
incl.
0.41/0.18
21.3
0.20/0.29
90.3
incl.
0.32/0.43
27.4
0.20/0.26
256.0
incl.
0.28/0.41
103.6
incl.
0.40/0.69
30.5
0.21/0.35
256.0
incl.
0.29/0.55
64.0
and incl.
0.37/0.50
39.6
0.22/0.09
23.8
0.27/0.27
21.9
Hole shallowed did not reach zone
0
200m
8600E
8800E
9000E
9200E
9400E
9600E
9800E
10000E
CANADIAN GOLD HUNTER CORP.
GJ/KINASKAN PROJECT
DONNELLY ZONE
2006 DRILL RESULTS (ongoing)